UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 9, 2002

HYDRO ONE INC.

(Translation of Registrant's Name Into English)

483 Bay Street, 10th Floor, South Tower, Toronto, Ontario M56 2P2

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes☐ No☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-____________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HYDRO ONE INC.
(Registrant)

Date August 9, 2002

By ______________
Name: Beth Summers
Title: Director, Corporate Financial Policy And Reporting

Hydro One announces second quarter financial results

Toronto, August 8, 2002 ... Hydro One Inc. today released it second quarter results, which show net income of $99 million for the second quarter and $205 million for the six months ended June 30, 2002.

"Our second quarter performance is in line with expectations," said Ken Hartwick, Chief Financial Officer. "Hydro One's financial ratios and fundamentals continue to be sound, which positions us well to deliver stable returns. We will remain focused on strengthening our core transmission and distribution business."

Compared to the same period in 2001, net income decreased by $15 million, or 13%, in the second quarter and by $43 million, or 17%, in the first six months. A key reason for this decrease is continued improvements that allow work to be released and performed early in the year as opposed to previous years. This change compared to the historical work patterns will level related expenditures throughout the year, but results in an increase in second quarter expenditures compared to 2001.

In addition net income continued to be affected by Hydro One's three-year customer rate mitigation plan introduced to help customers offset other energy cost pressures. This plan will continue to impact net income in fiscal 2002 and 2003. These impacts on 2002 second quarter net income were partially offset by an increase in the volume of electricity the company distributed compared to the same period last year.

Operation, maintenance and administration costs increased by $39 million, or 25%, to $193 million in the second quarter and by $48 million, or 15% to $373 million in the first six months, compared to the same periods in 2001. The increase is due to the levelling out of work programs and maintenance related to an unusually high level of storm activity. In addition, Hydro One's costs are higher because it is serving a larger territory and customer base as result of integrating the 89 local utilities it purchased.

Overall, total revenue increased $166 million to $888 million for the second quarter, an increase of 23% over 2001. Distribution revenues accounted for the largest share of the increase, rising $152 million over the same period last year, reflecting increased sales and the recent rate increases. The higher volume of sales was primarily a result of the higher customer base associated with Hydro One's acquisition of 89 local utilities. Transmission revenues increased by $14 million.

Net cash generated from operations for the six-month period was $187 million compared with $460 million in the same period last year, primarily reflecting lower operating cash flow and increased cash requirements to fund working capital. Short-term liquidity is expected to be sufficient to fund normal operating requirements.

During the second quarter:

- Hydro One concluded an agreement on April 30, 2002 to sell all of Ontario Hydro Energy's electricity, natural gas and water heater customer contracts and rental agreements to Union Energy Inc., thereby recording a gain of $2 million. As a result of this transaction, Hydro One has eliminated its exposure to the inherent commodity price and volume risks associated with the retail energy sales business.

- Hydro One successfully made the transition to a competitive electricity market place on May 1, 2002, and the company's operations are continuing to respond effectively. Hydro One has now processed the new unbundled bills to distribution customers including residential, farm and commercial customers and to complex interval billing customers including, local distribution companies and direct commercial customers.

- Effective June 4, the Province of Ontario, Hydro One's sole shareholder, announced the interim appointment of 11 individuals to the company's Board of Directors. It is expected that a permanent board of directors will be appointed no later than August 15, 2002.

- On June 12, 2002 the Ontario Energy Board approved the company's January 19, 2001 application for distribution rates and gave final approval for the distribution revenue requirements for setting retail rates for the periods beginning: October 1, 2001; March 1, 2002 and March 1, 2003.

Subsequent to quarter end, on July 5, 2002 the Province of Ontario announced it would begin a process to seek a strategic partner or partners for a minority interest in Hydro One. On July 19, 2002, Tom Parkinson was appointed as President and Chief Operating Officer.

CONSOLIDATED FINANCIAL HIGHLIGHTS				
(Canadian dollars in millions)	Three months ended June 30, 2002	Three months ended June 30, 2001	Six months ended June 30, 2002	Six months ended June 30, 2001
Revenues	888	722	1,910	1,538
Purchased power	351	205	847	468
Operating costs	295	241	566	496
Net income	99	114	205	248
Operating cash flow	192	198	386	416
STATISTICS				
Transmission - units transmitted (TWh)	35.9	34.8	74.1	73.6
Distribution - units distributed (TWh)	6.2	3.8	13.2	9.2

Hydro One Inc. is a holding company that operates through its subsidiaries in electricity transmission and distribution and telecom businesses.

For further information, please contact:

Terry Young
(416) 345-6072

hydroOne

RESULTS OF OPERATIONS

As used in this section, references to increases and decreases, whether in terms of amounts or percentages are made by comparison of the three and six months ended June 30, 2002 to the three and six months ended June 30, 2001.

Revenues

Transmission. With the opening of the electricity market to competition on May 1, 2002 (Open Access), our approved transmission tariff is now collected directly through unbundled rates and therefore our related transmission revenue fluctuates with the peak demand for electricity during a month. Previously, this revenue was collected through the revenue allocation agreement as a fixed amount per month.

Transmission revenues increased by $14 million, or 5%, to $318 million in the second quarter and by $19 million, or 3%, to $627 million in the first six months, compared to the same periods in 2001. Revenue earned under the revenue allocation agreement that was in effect until Open Access increased by $2 million in the second quarter and by $8 million year-to-date compared to last year. Transmission revenues further increased by $10 million due to the increased peak usage of electricity experienced in May and June. The remaining increases in revenues were attributable to non-energy services.

Distribution. With Open Access, the commodity component previously embedded in the approved bundled rates is now based on the Hourly Ontario Energy Price (HOEP) established by the market administered by the Independent Electricity Market Operator (IMO). The previously bundled commodity component also included a debt retirement charge payable to the Ontario Electricity Financial Corporation (OEFC). This charge continues under Open Access, but due to its new terms, is no longer included as part of revenue. Further upon Open Access, we are now required to directly serve a number of local distribution companies and, commercial and industrial customers that previously purchased their electricity from Ontario Power Generation Inc.

Distribution revenues increased by $152 million, or 37%, to $560 million in the second quarter and by $348 million, or 38%, to $1,261 million in the first six months, compared to the same periods in 2001. Distribution revenues increased by $126 million and $250 million in each period on volume, primarily from the acquisitions of local distribution companies; and by $43 million and $120 million in each period from the approved rate increases of October 1, 2001 and March 1, 2002. Revenues further increased by $11 million due to the structural changes associated with Open Access as described above. These increases in distribution revenues were partially offset by reductions in other revenue, including revenue attributable to the revenue allocation agreement that was in effect until Open Access and to non-energy services.

Other. Other revenues of $10 million in the second quarter were consistent with the same period in 2001, but increased by $5 million to $22 million in the first six months. These results reflect increased sales of ancillary residential services by our subsidiary, Ontario Hydro Energy Inc. (Ontario Hydro Energy) during the first four months of the year. Substantially all of the assets pertaining to the competitive retail operations of this subsidiary were sold effective April 30, 2002. See Note 5 to the Consolidated Financial Statements.

Purchased Power

Purchased power costs increased by $146 million, or 71%, to $351 million in the second quarter and by $379 million, or 81%, to $847 million in the first six months, compared to the same periods in 2001. Purchased power costs increased by $108 million and $229 million, respectively on volume primarily from the acquisitions of local distribution companies; and by $27 million and $139 million, respectively from regulations passed by the Province of Ontario (the Province) during 2001 which effected two increases in the wholesale cost of power. These regulations were in effect until Open Access. The remaining increase of $11 million is due to the structural changes associated with Open Access.

Operation, Maintenance and Administration

Total operation, maintenance and administration costs increased by $39 million, or 25%, to $193 million in the second quarter and by $48 million, or 15% to $373 million in the first six months, compared to the same periods in 2001, due to the factors discussed below.

Transmission. Transmission operation, maintenance and administration costs increased by $17 million and $20 million in the second quarter and year-to-date, respectively. Costs incurred to sustain our transmission system increased in each period primarily due to the planned advancement of some stations and line work, including power equipment maintenance and rights of way management, to the first half of the year. Further, additional maintenance was necessitated by weather conditions. We also incurred costs to facilitate the amalgamation of the remaining operating centres, through which we expect to improve operating performance and efficiency in future years.

Distribution. Distribution operation, maintenance and administration costs increased by $15 million and $7 million in the second quarter and year-to-date, respectively. Costs incurred to sustain our distribution system increased in each period in response to customer trouble calls mainly related to weather conditions and to increased customer demand for line location, connection and disconnection work. Additional costs were also incurred in each period to service our larger territory, including that of Hydro One Brampton Inc., which we acquired on July 31, 2001. These costs were partially offset by a reduction in one-time costs to integrate the acquired utilities.

Other. Other operation, maintenance and administration costs increased by $7 million and $21 million in the second quarter and year-to-date, respectively. These increases primarily pertain to the residential operations of Ontario Hydro Energy and to the costs that we have incurred in support of the preliminary equity prospectus and registration statement. Substantially all of the assets pertaining to the competitive retail operations of Ontario Hydro Energy were sold effective April 30, 2002. See Note 5 to the Consolidated Financial Statements.

Depreciation and Amortization

Depreciation and amortization expense increased by $15 million, or 17%, to $102 million in the second quarter and by $22 million, or 13%, to $193 million in the first six months, compared to the same periods in 2001. These increases reflect higher depreciation expense from the acquisitions of local distribution companies as well as from our capital expenditure program.

Financing Charges

Financing charges of $86 million in the second quarter were consistent with the same period in 2001, but increased by $3 million, or 2%, to $175 million in the first six months. These results principally reflect higher average levels of debt, which were fully offset in the second quarter and partially offset on a year-to-date basis, by lower interest rates incurred on the debt outstanding.

Provision for Payments in Lieu of Corporate Income Taxes

The provision for payments in lieu of corporate income taxes declined by $19 million, or 25%, to $57 million in the second quarter and by $37 million, or 24%, to $117 million in the first six months, compared to the same periods in 2001. These reductions primarily reflect lower levels of income and a reduction in the statutory tax rate from 42.12% to 38.62%.

Net Income

Through process improvements, we have continued to advance our work programs from the later part of the year. While these improvements in workflow are expected to optimize resource levels on a full year basis, this shift in spending patterns has resulted in an interim reduction in net income. Our approved distribution revenue requirement further contributed to the overall reduction in net income of $15 million in the second quarter and $43 million in the first six months compared to the same periods in 2001. We put forward a reduction in our distribution revenue requirement to help offset the impact to our customers of the October 1, 2001 increase in our wholesale cost of power. This will have less of an impact on a full year basis due to the March 1, 2002 increase in our distribution rates. The reductions in net income from the advancement of work programs and the reduction in our distribution revenue requirement were partially offset by an increase in contribution due to the volume of electricity delivered.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of liquidity and capital resources are funds generated from operations, debt capital market borrowings and bank financing. These resources will be used to satisfy our capital resource requirements, which continue to include capital expenditures, servicing and repayment of our debt, payments related to our outsourcing arrangements, acquisitions and other investing activities, and dividends. In addition, in July 2002, a $200 million credit facility was established with OEFC as a contingency to be used to fund unforeseen working capital requirements up to September 30, 2002.

Operating Activities

Net cash generated from operations was $112 million and $187 million for the three and six months ended June 30, 2002 compared with $219 million and $460 million for the same periods in 2001. The reductions of $107 million and $273 million primarily reflect lower operating cash flow and increased cash requirements to fund working capital, including those associated with wholesale power purchases and payments in lieu of corporate income taxes. In addition, we experienced higher levels of accounts receivable in both periods due to the increase in our customer base and the distribution rate increases associated with the October 1, 2001 increase in the wholesale cost of power.

Financing Activities

Financing activities required $20 million in the quarter, but provided $74 million for the six months ended June 30, 2002 compared with cash provided of $462 million and $372 million for the same periods in 2001.

Short-term liquidity is provided through funds from operations and our commercial paper program, under which we are authorized to issue up to $1 billion. This program is supported by committed revolving credit agreements that mature in 2002 and 2005. We have received confirmation that the credit agreement scheduled to mature in 2002 will be renewed for another year. During the first half of the year, we had net issuances under our commercial paper program of $290 million (2001 - net repayments of $30 million), which brings our outstanding commercial paper to $700 million at June 30, 2002. The remaining short-term liquidity available of approximately $300 million under this program, together with anticipated levels of funding from operations, should be sufficient to fund our normal operating requirements.

Long-term financing is provided by our access to the debt markets including our medium-term note program established in June of last year. We are authorized to issue up to $2.5 billion under this program, and based on an outstanding principal balance of $550 million, we have approximately $1.95 billion issuable under our medium-term note program. We expect to issue medium-term notes sometime over the remainder of the year to pay down commercial paper, refinance maturing debt and to fund net corporate requirements. We believe that our credit ratings provide sufficient flexibility to access the debt capital markets. During the first half of the year, we have repaid $195 million (2001 - $34 million) to OEFC.

	Rating	
Rating Agency	**Short-term Debt**	**Long-term Debt**
Standard & Poor's Rating Services Inc.	A-1	A
Dominion Bond Rating Service Inc.	R-1 (low)	A
Moody's Investor Services Inc.	Prime-1	A2

We paid dividends of $21 million during the first six months of 2002 compared to $114 million in the same period in 2001. These amounts include preferred dividends of $9 million in each period and common dividends of $12 million and $105 million, respectively. Common dividends declared in the amount of $54 million will be paid over the short-term.

Investing Activities

Cash used for investing activities was $98 million and $221 million for the three and six months ended June 30, 2002 compared to $199 million and $304 million for the same periods in 2001. Capital expenditures increased to $134 million in the second quarter and to $250 million year-to-date. Although we have not made any significant acquisitions in the current year, by the end of the second quarter last year we had paid $93 million to acquire 46 local distribution companies, including $73 million related to 34 local distribution companies in the second quarter of 2001.

Transmission. Capital expenditures for our transmission business declined by $7 million to $58 million in the second quarter and increased by $2 million to $106 million year-to-date. Investments of $35 million in the second quarter and $63 million in the first six months in our transmission stations, lines, equipment and telecommunications refurbishments were lower than the comparative periods by $3 million and $1 million, respectively. Cost reductions associated with the replacement of our microwave radio system were partially offset by increased spending in the first quarter from storm damage. Capital expenditures of $14 million and $28 million incurred to expand our transmission system were $1 million lower in the second quarter but $6 million higher year-to-date. The overall increase reflects the capacity upgrading of a few of our transformer stations in the first quarter. Capital expenditures supporting transmission operations of $9 million in the second quarter and $15 million year-to-date were about $3 million lower in each period primarily as a result of the completion of work necessary to prepare our systems and processes for Open Access, partially offset by increased spending associated with the amalgamation of our operating centres, including the construction of an integrated facility through which we expect to achieve improved cost efficiencies and supply reliability.

Distribution. Capital expenditures (excluding acquisitions of local distribution companies) for our distribution business were $74 million in the second quarter and $134 million year-to-date, representing increases of $14 million and $35 million over the comparative periods. Customer-demand-driven capital expenditures increased by $8 million to $34 million in the second quarter and by $7 million to $56 million in the first six months. Capital expenditures to sustain our distribution asset base of $34 million and $62 million increased by $17 million in the second quarter and $38 million in the first six months compared to the same periods in 2001. These increases reflect the intensity of storms, particularly in February, March and June, the advancement of some work to the second quarter and the servicing of our expanded territory. Capital expenditures supporting distribution operations declined by $11 million to $6 million in the second quarter and by $10 million to $16 million in the first six months as a result of the completion of work necessary to prepare our systems and processes for Open Access.

Other. Capital expenditures for our other businesses of $2 million in the second quarter declined by $4 million over the comparative period but were consistent at $10 million on a year-to-date basis. The reduction in the second quarter reflects our decision to wind-down the operations of Ontario Hydro Energy, including the sale of substantially all of the assets pertaining to the competitive retail operations, effective April 30, 2002. This reduction was offset on a year-to-date basis by increased systems development costs primarily incurred in the first quarter in support of Open Access.

Summary of Contractual Obligations and Other Commercial Commitments

The following table presents a summary of our debt and other major contractual obligations as well as other major commercial commitments.

Due by year (Canadian dollars in millions)	Total	2002[1]	2003/2004	2005/2006	After 2006
Contractual Obligations:					
Short-term notes payable	700	700	-	-	-
Long-term debt	4,327	248	1,333	1,096	1,650
Operating lease commitments	29	6	18	4	1
Inergi LP outsourcing agreement	1,006	64	230	212	500
Total contractual obligations	6,062	1,018	1,581	1,312	2,151
Other commercial commitments:					
Bank line[2]	1,000	-	750	250	-
Letters of credit[3]	158	108	50	-	-
Guarantees[3]	275	275	-	-	-
Total other commercial commitments	1,433	383	800	250	-

[1]The amount disclosed represents the balance due over the last half of the year.

[2]As a backstop to our commercial paper program, we have a revolving standby credit facility with a syndicate of banks of $750 million for a 364-day term and $250 million for a five-year term.

[3]We currently have bank letters of credit of $108 million outstanding relating to retirement compensation agreements. We have also provided prudential support to the IMO as required by the Market Rules, using a combination of bank letters of credit of $50 million and parental guarantees of $275 million. The amount of prudential support that we provide in the form of bank letters of credit to the IMO is dependent on our long-term credit ratings from major Canadian and U.S. rating agencies. For example, the amount of bank letters of credit provided would need to increase if our credit ratings deteriorated.

RECENT DEVELOPMENTS

Board of Directors

On June 4, 2002, our shareholder, the Province appointed eleven individuals to the Board of Directors of our company who will serve in an interim capacity. The Province has indicated that it will appoint a permanent Board of Directors no later than August 15, 2002. The interim members of the Board of Directors are as follows: Glen Wright (Chair, Board of Directors), W. Geoffrey Beattie (Chair, Audit and Finance Committee), Rita Burak (Chair, Human Resources and Public Policy Committee), Murray J. Elston (Chair, Regulatory and Environment Committee), Dr. Murray B. Frum, Don MacKinnon (Chair, Health and Safety Committee), W. Darcy McKeough, Dr. Heather Munroe-Blum, Hon. Bob Rae, Kenneth D. Taylor and Adam Zimmerman (Chair, Corporate Governance Committee).

Appointment of Tom Parkinson

Effective July 19, 2002, Tom Parkinson was appointed President and Chief Operating Officer of Hydro One Inc.

Withdrawal of Prospectus

On June 17, 2002, our preliminary equity prospectus and registration statement dated March 28, 2002 were withdrawn. The Province has announced that it is seeking a strategic partner or partners to acquire a minority interest in our company.

Reliable Energy and Consumer Protection Act, 2002

On June 27, 2002, the Province passed the *Reliable Energy and Consumer Protection Act, 2002* (the Act) that amends several statutes relating to Ontario's energy sector. The Act authorizes the Province to acquire, hold, dispose of and otherwise deal with securities or debt obligations of, or any other interest in, our company and our subsidiaries. The Act also requires the Province to pay any net proceeds of the sale of our securities or debt obligations to OEFC.

The Act also governs the ownership and use of corridor land. Corridor land includes land in Ontario owned by our company that was used or acquired for the purposes of a transmission system, including any abutting land. Under the Act, ownership of all corridor and abutting land will be transferred to the Province and we will be given the right to use the land to operate the transmission system. The OEB is authorized to restrict or discontinue any use of the corridor land that interferes with the transmission system.

The impact of the Act on our results of operations and financial position is not yet determinable.

Market Opening

The wholesale and retail electricity markets in Ontario have been opened to competition since May 1, 2002. Our operations have continued to respond effectively, both in terms of the physical delivery of electricity and the interface with our customers. We have now successfully processed bills to most of our distribution customers. These include the unbundled electricity bills for our residential, farm and commercial customers, as well as the complex interval billings for the local distribution companies and some of our direct commercial and industrial customers, many of which were served by Ontario Power Generation Inc. prior to Open Access.

We do not expect Open Access to have a significant impact on our net income. The approved transmission and distribution tariffs based on projected consumption levels will continue to apply. However, the peak usage of electricity will now have a direct impact on our transmission revenue. Previously, the revenue attributable to our transmission tariff was collected through the revenue allocation agreement as a fixed amount. For the purposes of fulfilling the electricity requirements of our standard supply customers, we now procure and settle purchases of electricity from the spot market administered by the IMO. Because the Ontario Energy Board's (OEB) *Electricity Distribution Rate Handbook* includes provisions for local distribution companies to pass through commodity costs to standard supply customers, we are not exposed to any commodity price risk. As required under the market rules, we provided prudential support to the IMO through the issue of $50 million in bank letters of credit and parental guarantees of $275 million. Similarly, to mitigate our credit risk which arises from the requirement to procure wholesale electricity on behalf of competitive retailers and embedded distribution companies for resale to their customers, we have incorporated various security arrangements, including bank letters of credit into our services agreements with these retailers in accordance with the OEB's *Retail Settlements Code.*

Regulation

On June 12, 2002, the OEB rendered its decision regarding our application for distribution rates that we filed on January 19, 2001. The OEB approved an overall distribution revenue requirement of $646 million effective October 1, 2001, $694 million effective March 1, 2002 and $742 million effective March 1, 2003. We had applied to reduce our distribution revenue requirement effective October 1, 2001 from approximately $742 million to substantially mitigate the impact on our customers of a 1.15 cents per kWh increase in the rate that we paid for power, with this mitigation to be partially phased out over a three-year period. In addition, the OEB gave final approval for the recovery of approximately $8 million toward costs incurred to align our business systems and practices with the requirements of the future competitive electricity market, commonly referred to as market ready costs. This amount will be collected over the period from May 1, 2002 to February 28, 2003. The process and timing for the approval of the remaining market ready project costs, which are estimated to be $100 million, has not been established, although we expect the recovery of these transitional costs to be over a period of years.

Sale of Ontario Hydro Energy

Effective April 30, 2002, we sold substantially all of the assets pertaining to the competitive retail operations of Ontario Hydro Energy and recorded a gain of $2 million. As a result of this transaction, we have eliminated our exposure to the inherent commodity price and volume risk associated with this business.

FINANCIAL HIGHLIGHTS AND OPERATING STATISTICS

	Three months ended June 30		Six months ended June 30	
(Canadian dollars in millions) (except as otherwise noted)	**2002**	**2001**	**2002**	**2001**
Revenues	888	722	1,910	1,538
Purchased power	351	205	847	468
Operating income	242	276	497	574
Net income	99	114	205	248
EBITDA	344	363	690	745
Operating cash flow	192	198	386	416
Capital expenditures[1]	134	131	250	213
Earnings per common share *(Canadian dollars)*	941	1,097	1,956	2,394
Earnings coverage ratio[2]			2.31	2.53
Net asset coverage on long-term debt[3]			1.95	1.83
Transmission - units transmitted *(TWh)*	35.9	34.8	74.1	73.6
Distribution - units distributed *(TWh)*	6.2	3.8	13.2	9.2

[1]Capital expenditures exclude $70 million and $90 million for the three and six months ended June 30, 2001 associated with acquisitions of local distribution companies.

[2]The earnings coverage ratio has been presented for the twelve months ended June 30, 2002 and December 31, 2001, respectively and has been calculated as the sum of net income, gross interest expense (which.excludes capitalized interest) and provision for payments in lieu of corporate income taxes divided by the sum of gross interest plus cumulative preferred dividends.

[3]The net asset coverage on long-term debt ratio is calculated as total assets minus total liabilities excluding long-term debt (including current portion) divided by long-term debt (including current portion) and is presented as at June 30, 2002 and June 30, 2001.

FORWARD-LOOKING STATEMENTS AND INFORMATION

We have included forward-looking statements in this report that are subject to risks, uncertainties and assumptions. Such information represents our current views based on information as at the date of this report. We do not intend to update this information and disclaim any legal obligation to the contrary.

HYDRO ONE INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)

(Canadian dollars in millions)	Three months ended June 30 2002	Three months ended June 30 2001	Six months ended June 30 2002	Six months ended June 30 2001
Revenues				
Transmission	318	304	627	608
Distribution	560	408	1,261	913
Other	10	10	22	17
	888	722	1,910	1,538
Costs				
Purchased power	351	205	847	468
Operation, maintenance and administration	193	154	373	325
Depreciation and amortization	102	87	193	171
	646	446	1,413	964
Income before financing charges and provision for payments in lieu of corporate income taxes	242	276	497	574
Financing charges	86	86	175	172
Income before provision for payments in lieu of corporate income taxes	156	190	322	402
Provision for payments in lieu of corporate income taxes	57	76	117	154
Net income	99	114	205	248
Basic and fully diluted earnings per common share *(Canadian dollars) (Note 8)*	941	1,097	1,956	2,394

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (unaudited)

(Canadian dollars in millions)	Three months ended June 30 2002	Three months ended June 30 2001	Six months ended June 30 2002	Six months ended June 30 2001
Retained earnings, beginning of period	447	348	357	241
Net income	99	114	205	248
Dividends	(59)	(87)	(75)	(114)
Retained earnings, end of period	487	375	487	375

See accompanying notes to Consolidated Financial Statements.

HYDRO ONE INC.
CONSOLIDATED BALANCE SHEETS

(Canadian dollars in millions)	**June 30, 2002** (unaudited)	**December 31, 2001**
Assets		
Current assets		
Cash and cash equivalents	16	-
Accounts receivable (net of allowance for doubtful accounts)	542	538
Materials and supplies	55	56
	613	594
Fixed assets		
Fixed assets in service	13,460	13,335
Less: accumulated depreciation	4,722	4,581
	8,738	8,754
Construction in progress	337	285
	9,075	9,039
Other long-term assets		
Deferred pension asset	794	847
Regulatory assets	582	583
Goodwill *(Notes 6 and 7)*	133	133
Long-term accounts receivable and other assets	32	22
Deferred debt costs	13	13
	1,554	1,598
Total assets	11,242	11,231
Liabilities		
Current liabilities		
Bank indebtedness	-	24
Accounts payable and accrued charges	554	691
Accrued interest	52	57
Short-term notes payable	700	410
Long-term debt payable within one year	899	443
	2,205	1,625
Long-term debt	3,428	4,079
Other long-term liabilities		
Regulatory liability	794	847
Employee future benefits other than pension	525	510
Environmental liabilities	149	158
Long-term accounts payable and accrued charges	17	18
	1,485	1,533
Total liabilities	7,118	7,237
Shareholder's equity *(Note 8)*		
Preferred shares (authorized: unlimited; issued: 12,920,000)	323	323
Common shares (authorized: unlimited; issued: 100,000)	3,314	3,314
Retained earnings	487	357
Total shareholder's equity	4,124	3,994
Total liabilities and shareholder's equity	11,242	11,231

See accompanying notes to Consolidated Financial Statements.

HYDRO ONE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(Canadian dollars in millions)	Three months ended June 30 2002	Three months ended June 30 2001	Six months ended June 30 2002	Six months ended June 30 2001
Operating activities				
Net income	99	114	205	248
Adjustments for non-cash items:				
Depreciation and amortization (net of removal costs)	93	84	181	168
	192	198	386	416
Changes in non-cash balances related to operations	(80)	21	(199)	44
Net cash from operations	112	219	187	460
Financing activities				
Debt for long-term financing:				
Issued	-	550	-	550
Retired	(195)	-	(195)	(34)
Debt for short-term financing	180	-	290	(30)
Deferred debt costs	-	(1)	-	-
Dividends paid	(5)	(87)	(21)	(114)
Net cash (used in) from financing activities	(20)	462	74	372
Investing activities				
Fixed assets	(134)	(130)	(250)	(213)
Acquisitions of local distribution companies	-	(73)	-	(93)
Proceeds from disposition *(Note 5)*	50	-	50	-
Other assets	(14)	4	(21)	2
Net cash used in investing activities	(98)	(199)	(221)	(304)
Net change in cash and cash equivalents	(6)	482	40	528
Cash and cash equivalents, beginning of period	22	22	(24)	(24)
Cash and cash equivalents, end of period	16	504	16	504

See accompanying notes to Consolidated Financial Statements.

1. BASIS OF PRESENTATION

The Consolidated Financial Statements of Hydro One Inc. (Hydro One or the Company) which are presented herein have been prepared in accordance with the accounting policies described in the Consolidated Financial Statements for the years ended December 31, 2001 and December 31, 2000, except as described in Note 6, and should be read in conjunction with those financial statements.

In the opinion of management, the unaudited interim Consolidated Financial Statements reflect all of the adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position as at June 30, 2002 and the results of operations and cash flows for the three and six months ended June 30, 2002 and 2001.

2. WITHDRAWAL OF PROSPECTUS

On June 17, 2002, the preliminary prospectus filed in Canada and the registration statement filed on form F-1 in the United States on March 28, 2002, in contemplation of the sale of its common shares by the Province were withdrawn.

3. TRANSFER OF CORRIDOR LAND

On June 27, 2002, the Province passed the *Reliable Energy and Consumer Protection Act, 2002* (the Act) that amends several statutes relating to Ontario's energy sector, including the ownership and use of corridor land. Corridor land includes land in Ontario owned by Hydro One that was used or acquired for the purposes of a transmission system, including any abutting land. Under the Act, ownership of all corridor and abutting land will be transferred to the Province and Hydro One will be given the right to use the land to operate the transmission system. The OEB is authorized to restrict or discontinue any use of the corridor land that interferes with the transmission system.

The impact of the Act on the results of operations and financial position of the Company is not yet determinable.

4. AGREEMENT WITH INERGI LP

Effective March 1, 2002, Cap Gemini Ernst & Young Canada began providing services to Hydro One through a new entity, Inergi LP (Inergi). As a result of this initiative, Hydro One will receive from Inergi a range of services including information technology, customer care, supply chain and certain human resources and finance services for a 10-year period. The initial service level price ranges between $90 million and $130 million per year, subject to external benchmarking every three years to ensure Hydro One is receiving a defined competitive and continuously improved price. In connection with this agreement, on March 1, 2002 the Company transferred approximately 900 employees to Inergi.

5. SALE OF COMPETITIVE RETAIL OPERATIONS

Effective April 30, 2002, the Company sold substantially all of the assets pertaining to the competitive retail operations of Ontario Hydro Energy Inc. (Ontario Hydro Energy), a wholly owned subsidiary, for net proceeds of approximately $50 million. The sale resulted in a gain of $2 million before provision for payments in lieu of corporate income taxes. Because the transaction included retail energy contracts, financial electricity swap agreements and gas supply contracts, Hydro One has eliminated its exposure to the inherent commodity price and volume risks associated with the competitive retail energy business.

6. CHANGE IN ACCOUNTING POLICY

Effective January 1, 2002, Hydro One adopted the Canadian Institute of Chartered Accountants' (CICA) Handbook Section 3062, *Goodwill and Other Intangible Assets*. Under this accounting standard, goodwill is not amortized. The carrying value of goodwill is evaluated for impairment on an annual basis, or more frequently if circumstances require, with any write-down of the carrying value of goodwill being charged against the results of operations. Prior to the current standard, goodwill impairment was assessed based on estimated future undiscounted cash flows for the business to which the goodwill relates. Under CICA 3062, goodwill impairment is assessed based on a comparison of the fair value of the reporting unit to the underlying carrying value of the reporting unit's net assets, including goodwill.

The transitional provisions of CICA Handbook Section 3062, as they pertain to Hydro One, require the testing of goodwill at the beginning of the period in which the accounting standard is fully adopted and the disclosure of net income for the comparative period, adjusted to exclude amortization expense related to goodwill that will no longer be amortized. The Company has determined that goodwill is not impaired. In addition, because the goodwill that was subject to amortization arose on the acquisitions of local distribution companies acquired during the first and second quarters of 2001, the amount of goodwill amortization recorded in 2001 was immaterial. All of the goodwill is attributable to the distribution business segment.

7. ACQUISITIONS OF LOCAL DISTRIBUTION COMPANIES

During 2002, Hydro One has not made any significant acquisitions. However, during the six months ended June 30, 2001, the Company acquired the assets of 46 small local distribution companies for net cash consideration of approximately $93 million. Net identifiable assets acquired amounted to approximately $59 million, representing assets of $76 million and liabilities of $17 million. Based on the allocation of the purchase price, the transactions resulted in goodwill of $34 million.

These acquisitions have been attributed to the distribution business segment and have been accounted for by the purchase method with the acquired company's results of operations being included in the Consolidated Statement of Operations from the dates of acquisitions.

8. SHARE CAPITAL

Dividends

During the six months ended June 30, 2002, preferred dividends in the amount of $9 million (2001 - $9 million) and common dividends in the amount of $66 million (2001 - $105 million) were declared. At June 30, 2002, common dividends in the amount of $54 million were unpaid and are included in accounts payable and accrued charges in the balance sheet.

Earnings per Share

Earnings per share is calculated as net income for the period, after cumulative preferred shares, divided by the weighted-average number of common shares outstanding during the period.

9. SEGMENTED REPORTING

Hydro One has three reportable segments:

I. The transmission business, which comprises the core business of providing transportation and connection services, is responsible for transmitting electricity throughout the Ontario electricity grid;
II. The distribution business, which comprises the core business of delivering and selling electricity to customers; and
III. The "other" segment, which primarily consists of energy services, telecom and head office. Substantially all of the assets pertaining to the competitive retail operations of the energy services business have been sold (See Note 5).

The designation of segments is based on a combination of regulatory status and the nature of the products and services provided. Segment information on the above basis is as follows:

Three months ended June 30 (Canadian dollars in millions)	Transmission	Distribution	Other	Consolidated
2002				
Segment profit				
Revenues	318	560	10	888
Purchased power	-	350	1	351
Operation, maintenance and administration	84	86	23	193
Depreciation and amortization	54	47	1	102
Income before financing charges and provision for payments in lieu of corporate income taxes	180	77	(15)	242
Financing charges				86
Income before provision for payments in lieu of corporate income taxes				156
Capital expenditures	58	74	2	134
2001				
Segment profit				
Revenues	304	408	10	722
Purchased power	-	205	-	205
Operation, maintenance and administration	67	71	16	154
Depreciation and amortization	50	35	2	87
Income before financing charges and provision for payments in lieu of corporate income taxes	187	97	(8)	276
Financing charges				86
Income before provision for payments in lieu of corporate income taxes				190
Capital expenditures	65	130	6	201

Six months ended June 30 (Canadian dollars in millions)	Transmission	Distribution	Other	Consolidated
2002				
Segment profit				
Revenues	627	1,261	22	1,910
Purchased power	-	846	1	847
Operation, maintenance and administration	162	162	49	373
Depreciation and amortization	107	83	3	193
Income before financing charges and provision for payments in lieu of corporate income taxes	358	170	(31)	497
Financing charges				175
Income before provision for payments in lieu of corporate income taxes				322
Capital expenditures	106	134	10	250

Six months ended June 30 (Canadian dollars in millions)	**Transmission**	**Distribution**	**Other**	**Consolidated**
2001				
Segment profit				
Revenues	608	913	17	1,538
Purchased power	-	467	1	468
Operation, maintenance and administration	142	155	28	325
Depreciation and amortization	101	67	3	171
Income before financing charges and provision for payments in lieu of corporate income taxes	365	224	(15)	574
Financing charges				172
Income before provision for payments in lieu of corporate income taxes				402
Capital expenditures	104	189	10	303

(Canadian dollars in millions)	**June 30, 2002**	**December 31, 2001**
Total assets		
Transmission	6,626	6,693
Distribution	4,498	4,416
Other	118	122
	11,242	11,231

All revenues, costs and assets, as the case may be, are earned, incurred or held in Canada.

10. COMPARATIVE FIGURES

The comparative Consolidated Financial Statements have been reclassified from statements previously presented to conform to the presentation of the June 30, 2002 Consolidated Financial Statements.